Contact

www.linkedin.com/in/johnepinto1
(LinkedIn)

Top Skills

E-Commerce
Strategic Partnerships
Nutrition

John Pinto

Founder, Chief Nasologist at BoomBoom
Los Angeles Metropolitan Area

Summary

Growing up, I was a mouth breather. Literally.

I suffered from allergies and nasal drip as a kid. After a basketball injury, I finally underwent nasal surgery for a deviated septum to breathe better. However, after years of habitual mouth breathing, the switch to nasal breathing wasn't as automatic as I expected.

After trying a nasal stick for the first time, I was completely shocked by how it stimulated my neglected nasal passages and opened up my airway. Also (and much to my surprise), the cooling and refreshing vapors made me feel more alert and present.

I was thrilled to introduce this product to my community. I collaborated with scientists to develop an enhanced, safer, and more powerful version, BoomBoom, which I effectively presented on Shark Tank back in 2018. With support from our team and incredibly loyal customers, BoomBoom is now the #1 ranked and reviewed nasal stick on Amazon and sold in 13,000 retails doors across the US!

We're on a mission to educate others on the importance of nasal breathing and to change the way people think about refreshment and rejuvenation

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Experience

BoomBoom
CEO
May 2015 - Present (9 years 11 months)
Greater Los Angeles Area

For people who want more out of every moment, we create 100% natural nasal sticks to help you stay focused, feel refreshed, and be a better you.

www.BoomBoomNaturals.com

SnackNation
Director of SnackNation
October 2013 - March 2015 (1 year 6 months)
Greater Los Angeles Area

SnackNation is the turnkey healthy snack delivery solution designed for offices and homes. Finally! An easy, hassle-free way to get top selling delicious healthy snacks delivered right to your office or home.

For the office, SnackNation is a one-of-a-kind monthly healthy snack delivery service that helps your employees be happier, healthier and highly productive.

Check it out: www.SnackNation.com

H.U.M.A.N. Healthy Vending
4 years 1 month

Director of Location Discovery & Acquisition
September 2012 - October 2013 (1 year 2 months)
Culver City, CA

Campaign Advisor Manager
October 2009 - August 2012 (2 years 11 months)

Helping Unite Man and Nutrition (H.U.M.A.N.) by creating a global grid of interactive healthy vending machines.

H.U.M.A.N. Healthy Vending distributes and runs 100% healthy snack vending machines in offices, schools, and gyms (plus many more locations) nationwide.

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Education

Emory University - Goizueta Business School
Bachelors of Business Administration, Finance, Organizational Management · (2005 - 2009)